Exhibit 12

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

IFRS

	Year ended December 31,
	2011	2010	2009	2008	2007
	(U.S.$ millions)
Earnings:
Income from continuing operations before taxes on income	13,214	20,491	7,860	9,178	9,836
Minority interests in pre-tax income of subsidiaries that have not incurred fixed charges	(96)	(270)	(412)	(177)	(104)
Less: equity accounted units earnings	(112)	(1,101)	(786)	(1,039)	(1,584)
Fixed charges added to earnings	603	751	988	1,694	614
Distributed income from equity investees	799	1,404	610	1,473	1,764
Amortization of capitalized interest	61	121	104	86	75

Total earnings	14,469	21,396	8,364	11,215	10,601

Fixed charges:
Interest expensed	497	671	929	1,618	538
Amount representative of the interest factor in rents	106	80	59	76	76

Total fixed charges added to earnings	603	751	988	1,694	614
Interest capitalized	493	182	198	203	122

Total fixed charges	1,096	933	1,186	1,897	736

Ratio of earnings to fixed charges	13.20	22.93	7.05	5.91	14.40